15027151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 27 2015
Washington DC
404

SEC FILE NUMBER
8- 51622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH ENTERPRISES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. NORTHFIELD DRIVE #100
(No. and Street)

BROWNSBURGH, IN 46112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN HEINEKAMP - 317-852-8184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

RECEIVED
2015 MAY 27 PM 4:01
SEC / MR

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN HEINEKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH ENTERPRISES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANGELICA R. RIVERA
Notary Public, State of Indiana
Hendricks County
Commission # 637544
My Commission Expires
August 12, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of SCH ENTERPRISES, INC. a Indiana corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCH ENTERPRISES, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 30, 2015

SCH ENTERPRISES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Current Assets		
Cash and cash equivalents	$ 164,942	$ 110,242
Commission receivable	3,624	2,243
Prepaid expenses	2,585	2,585
Total Current Assets	171,151	115,070
Other Assets		
Marketable equity securities	19,184	15,920
TOTAL ASSETS	$ 190,335	$ 130,990

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Accrued expenses	$ 4,162	$ 3,824
TOTAL LIABILITIES	4,162	3,824
STOCKHOLDERS' EQUITY		
Common Stock	$ 9,500	$ 9,500
Retained Earnings	162,036	106,345
Accumulated other comprehensive income	14,637	11,321
TOTAL STOCKHOLDERS' EQUITY	186,173	127,166
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 190,335	$ 130,990

SCH ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions revenue	$ 575,723	$ 462,932
Interest and dividends	241	216
TOTAL REVENUE	575,964	463,148
EXPENSES		
Salaires and wages	70,826	63,137
Travel and entertainment	20,556	4,341
Consulting	9,060	-
Auto	5,309	5,666
Rent	6,720	6,720
Utilities	1,487	1,703
Telephone	4,737	3,911
Insurance	1,575	1,575
Professional fees	9,735	11,895
Office supplies and expenses	1,049	437
Janitorial expense	2,793	2,688
Employee benefits and professional development	1,926	1,894
TOTAL EXPENSES	135,773	103,967
Net Income (Loss)	$ 440,191	$ 359,181
Other Comprehensive Income		
Unrealized gain on securities during the year	5,924	5,924
Comprehensive Income	$ 446,115	$ 365,105

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SCH ENTERPRISES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at January 1, 2013	$ 9,500	$ 87,714	$ 5,397	$ 102,611
Net Income	-	359,181	-	359,181
Unrealized gain on marketable securities	-	-	5,924	5,924
Distributions	-	(340,550)	-	(340,550)
Balance at December 31, 2013	**$ 9,500**	**$ 106,345**	**$ 11,321**	**$ 127,166**
Net Income	-	440,191	-	440,191
Unrealized gain on marketable securities	-	-	3,316	3,316
Distributions	-	(384,500)	-	(384,500)
Balance at December 31, 2014	**$ 9,500**	**$ 162,036**	**$ 14,637**	**$ 186,173**

SCH ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 440,191	$ 359,181
(Increase) decrease in operating assets:		
Commission receivable	(1,381)	11,319
Prepaid expenses	-	-
Increase (decrease) in operating liabilities:		
Accrued expenses	338	125
Net Cash Provided by (Used in) Operating Activities	439,148	370,625
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in Accrued Dividends	52	-
Net Cash Provided by (Used in) Investing Activities	52	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Sharehold distributions	(384,500)	(340,550)
Net Cash Provided by (Used in) Financing Activities	(384,500)	(340,550)
Net increase (decrease) in cash	54,700	30,075
Cash - beginning of year	110,242	80,167
Cash - end of year	$ 164,942	$ 110,242
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

SCH ENTERPRISES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2014 AND 2013

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—SCH ENTERPRISES, INC., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United State. The Firm operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (2) (ii). The Firm was organized and incorporated in the State of Indiana on April 1, 1999.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2014 and 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2014 and 2013, advertising costs of $0 were incurred for both years.

h. Investment in Debt and Marketable Equity Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

j. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

k. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2014 and 2013, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2014 and 2013 there were $3,624 and $2,243 in accrued commissions receivable. At December 31, 2013 and 2012 there were $0 and $0 accrued commissions payable.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2014 and 2013.

The Firm's federal and state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 5: COMMON STOCK AND BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. As of December 31, 2014 and 2013, the Firm's share of common stock were 1,000 shares authorized, with 250 shares issued and outstanding.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2014, the Firm's net capital was $183,295 which was $178,295 in excess of its minimum net capital requirement. There is a difference of $0 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2014. The difference relates to audit adjustments on accounts included in net capital.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2013, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 8: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarch input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 9: FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2014, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value.

Description	Level1: Quoted Prices in Active Markets for Idetical Assets	Total Fair Value December 31, 2014
Marketable Equity Securities		
Financial Services Industry	$ 19,184	$ 19,184
Total Assets	$ 19,184	$ 19,184

NOTE 10: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Firm's investment in available-for-sale securities at December 31, 2014.

Investments	Aggregate Cost	Gross Unrelaized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 4,600	$ 14,584	$ -	$ 19,184

NOTE 11: RELATED PARTY TRANSACTIONS

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two related parties and, accordingly, incurred expenses paid to these parties of $29,860 and $12,882 for the years ended December 31, 2014 and 2013. The Firm's allocation of shared expenses is per an Expense Sharing Agreement effective October 1, 2011.

The Expense Sharing Agreement calls for the sharing of rent, utilities, maintenance and janitorial services between a related entity and the Firm. The agreement calls for an 80% (related entity), 20% (the Firm) split of shared expenses for the period January through April; and a 40% (related entity), 60% (the Firm) split of shared expenses for the period May through December each year

NOTE 12: OPERATING LEASES

The Firm has a shared obligation with an entity, related by common ownership, under the terms of an operating lease with a separate entity, also related by common ownership, for it office facilities. The lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease expires December 31, 2014. Rent expense paid by the Firm during 2014 and 2013 was $6,720 for each year. A related entity paid the remaining $7,680 for each year due under the lease agreement.

The remaining years of minimum future rentals on the non-cancelable operating lease as of December 31, 2014, would be $0.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Firm's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and commission receivable. The Firm places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Firm has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured as December 31, 2014 and 2013. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013 insurance coverage reverted to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits for future periods.

The Firm routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Commission and fees derived from the sale of products with two investment companies exceeded ninety percent (90%) of total revenues and exceeded eighty percent (80%) of commissions receivable as of December 31, 2014 and 2013.

NOTE 14: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through January 30, 2015, the date on which the financial statements were available to be issued.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

We have audited the financial statements of SCH ENTERPRISES, INC. as of and for the year ended December 31, 2014, and our report thereon dated January 30, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 30, 2015

SCH ENTERPRISES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Schedule I

Total ownership equity from Statement of Financial Condition	$	186,173
less non allowable assets from Statemetn of Financia l Condition		-
Net capital before haircuts on securities positions	$	186,173
Haircuts on securities		2,878
Net Capital	$	183,295
Aggregate Indebtedness	$	4,162
Net capital required based on aggregate indebtedness (6-2/3%)	$	278

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Excess Net Capital	$	178,295

Total aggregate indebtedness

(A) - 10% of total aggregate indebteness	$	416
(B) - 120% of minimum net capital requirement	$	6,000
Excess Net Capital less the greater of (A) or (B)		177,295
Percentage of Aggregate Indebtedness to Net Capital		2.27%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

In planning and performing our audit of the financial statements of SCH ENTERPRISES, INC. as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered SCH ENTERPRISES, INC.'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of SCH ENTERPRISES, INC.'S internal control. Accordingly, we do not express an opinion on the effectiveness of SCH ENTERPRISES, INC.'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because SCH ENTERPRISES, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SCH ENTERPRISES, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CORNERSTONE FINANCIAL SERVICES'S practices and procedures, as described in the second paragraph of this report, were adequate at JANUARY 26, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 30, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 30, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by SCH ENTERPRISES, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SCH ENTERPRISES, INC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SCH ENTERPRISES, INC.'s management is responsible for SCH ENTERPRISES, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 30, 2015

690 W. Northfield Drive #100
P.O. Box 607
SCH Enterprises, Inc. Brownsburg, IN 46112
Member FINRA, SIPC
(317)852-8184
(317)852-8185 (fax)

Rule 15c3-3 Exemption Statement

SCH Enterprises, Inc. (CRD 4703, SEC file 8-51622) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1). The firm is limited to dealing in only mutual funds or variable product.

Rule 15c3-3 Exemption Report

SCH Enterprises, Inc. has met the exemption provisions throughout the past fiscal year ending December 31, 2014.

To the best of my knowledge and belief, the above statements are true without exception.

SCH Enterprises, Inc.

Steven C. Heinekamp
President

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
SCH ENTERPRISES, INC.
BROWNSBURG, INDIANA

We have examined SCH ENTERPRISES, INC.'Ss statements, included in the accompanying Exemption Report, that (1) SCH ENTERPRISES, INC.'S internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) SCH ENTERPRISES, INC.'S internal control over compliance was effective as of December 31, 2014; 3) SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'S books and records. SCH ENTERPRISES, INC.'S management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing SCH ENTERPRISES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of SCH ENTERPRISES, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on SCH ENTERPRISES, INC.'S statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether SCH ENTERPRISES, INC.'S internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; SCH ENTERPRISES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was as derived from SCH ENTERPRISES, INC.'Ss books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating SCH ENTERPRISES, INC.'S compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'Ss books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, SCH ENTERPRISES, INC.'S statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
JANUARY 29, 2015

SCH Enterprises, Inc.
Member FINRA, SIPC

690 W. Northfield Drive #100
P.O. Box 607
Brownsburg, IN 46112
(317)852-8184
(317)852-8185 (fax)

EDWARD OPPERMAN, CPA
1901 Kossuth Street
Lafayette, IN 47905

This representation letter is provided in connection with your audit of the financial statements of ***SCH ENTERPRISES, INC.***, which comprise the statement of financial condition as of ***December 31 ,2014***, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of ***January 29, 2015***, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter, including our responsibility for the preparation and fair presentation of the financial statements and supplementary information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

Information Provided

- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, short sellers, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- We have obtained the service auditor's report from our service organization. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for presenting the supplementary information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934, and we believe supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The methods of measurement and presentation of the supplementary information has not changed from those used in the prior period. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are reasonable.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2014.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2014.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2014 and through the date of this letter.
- Net capital computations prepared by us during the period [First Day of Period Being Audited] through [Audit Report Date] indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014 or during the period after the year end to the date of this report, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has appropriately recorded all expenses relative to the operation of its business and, therefore, is in compliance with the requirements stipulated in the letter.

January 30, 2015

Signature	Printed Name and Title	Date
[signature]	Steven C. Heinekamp, President	01/30/15

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
SCH ENTERPRISES, INC.
BROWNSBURG, INDIANA

We have examined SCH ENTERPRISES, INC.'Ss statements, included in the accompanying Exemption Report, that (1) SCH ENTERPRISES, INC.'S internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) SCH ENTERPRISES, INC.'S internal control over compliance was effective as of December 31, 2014; 3) SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'S books and records. SCH ENTERPRISES, INC.'S management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing SCH ENTERPRISES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of SCH ENTERPRISES, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on SCH ENTERPRISES, INC.'S statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether SCH ENTERPRISES, INC.'S internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; SCH ENTERPRISES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was as derived from SCH ENTERPRISES, INC.'Ss books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating SCH ENTERPRISES, INC.'S compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'Ss books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, SCH ENTERPRISES, INC.'S statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
JANUARY 29, 2015

SCH ENTERPRISES, INC.
690 W. NORTHFIELD DRIVE #100
BROWNSBURG, IN 46112

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN 47905

After review of your audit adjustments and audited trial balance we have prepared the attached audited financial statements. These are provided for your review to insure they contain the required statements and disclosures in accordance with the auditing standards established by the PCAOB. Once you agree the statements are complete in accordance with auditing standards established by the PCAOB, please attach your opinion letter, in order to finalize them for filing with FINRA, SEC and other regulatory agencies.

Sincerely,

BD's Firm Name

[signature]	Steven C. Heinekamp
SIGNATURE	PRINTED NAME
President	01/30/15
TITLE	DATE